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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 17 2004
155 SECTION

SEC FILE NUMBER
8-22411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Capital Investments Inc*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2180 SATELLITE BLVD., SUITE 390
                    (No. and Street)

DULUTH	GA	30097
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM J. HAMILTON, III   678-473-1277
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REED, QUINN & McCLURE, CPAs
                    (Name – *if individual, state last, first, middle name*)

6055 ATLANTIC BLVD., SUITE A-1, NORCROSS	GA	30071
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



I,   William J. Hamilton, III   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
  Capital Investments, Inc.   , as
of _____December 31 , 20 03 ___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                                Signature

                                                          President
                                                              Title

_____
                Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002
AND
REPORT OF CERTIFIED PUBLIC ACCOUNTANTS



CAPITAL INVESTMENTS, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

Table of Contents

Reed, Quinn & McClure

CERTIFIED PUBLIC ACCOUNTANTS

6055 Atlantic Boulevard, Suite A1
Norcross, Georgia   30071-1347
(770) 449-9144   Fax (770) 449-9201

Larry N. Reed, CPA
Sheron R. Quinn, CPA
Daniel T. McClure, CPA

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Capital Investments, Inc.:

We have audited the accompanying balance sheet of Capital Investments, Inc. as of December 31, 2003 and 2002, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Investments, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reed, Quinn & McClure

Norcross, Georgia
January 27, 2004

GEORGIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS		2003		2002
Cash	$	1,874	$	605
Certificate of deposit, including				
accrued interest		17,451		16,895
Prepaid insurance		263		263
CRD Deposit		1,209		869
Total assets	$	20,797	$	18,632

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's equity:

		2003		2002
Common stock of $1 par value;				
50,000 shares authorized;				
500 shares issued and outstanding	$	500	$	500
Additional paid-in capital		46,034		34,034
Retained earnings (deficit)		(25,737)		(15,902)
Total liabilities and stockholder's				
equity	$	20,797	$	18,632

The accompanying notes are an integral part of these financial statements.

CAPITAL INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Income:		
Interest income	$ 555	$ 398
	555	398
Operating expenses:		
Securities license fees and dues	1,465	2,257
Legal and professional	8,556	6,040
Insurance	369	369
	10,390	8,666
Net income (loss)	$ (9,835)	$ (8,268)

The accompanying notes are an integral part of these financial statements.

CAPITAL INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at December 31, 2001	$ 500	$ 25,234	$ (7,634)	$ 18,100
Capital contributed		8,800		8,800
Net income (loss)			(8,268)	(8,268)
Balance at December 31, 2002	500	34,034	(15,902)	18,632
Capital contributed		12,000		12,000
Net income (loss)			(9,835)	(9,835)
Balance at December 31, 2003	$ 500	$ 46,034	$ (25,737)	$ 20,797

The accompanying notes are an integral part of these financial statements.

CAPITAL INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ (9,835)	$ (8,268)
Adjustment to reconcile net income to cash provided by operating activities:		
(Increase) decrease in CRD Deposit	(340)	32
Net cash provided by operating activities	(10,175)	(8,236)
Cash flows from investing activities:		
(Increase) decrease in certificate of deposit	(556)	(397)
Cash flows from financing activities:		
Additional capital contributed by stockholder	12,000	8,800
Net increase (decrease) in cash	1,269	167
Cash at beginning of year	605	438
Cash at end of year	$ 1,874	$ 605

The accompanying notes are an integral part of these financial statements.

5

1. **Summary of Significant Accounting Policies**

    Capital Investments, Inc. (the Company) was organized on September 23, 1977, for the business purpose of acting as a Broker-Dealer for securities and real estate interests of all types.

    Income Taxes
    Federal and state income taxes are not provided as the stockholder has elected, under the applicable federal and state laws, to have the Company treated as an "S" corporation for income tax purposes.

    Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and cash equivalents
    For purposes of the statements of cash flows, the Company considers all demand deposits and highly liquid investments with initial maturities of three months or less to be cash equivalents. The balances in the Company's bank accounts, as reflected in the bank's records, are insured by the Federal Deposit Insurance Corporation up to $100,000.

2. **Related Party Transactions**

    The Company has entered into a management agreement with Hamilton Commercial Realty, Inc. ("HCR"), a company affiliated through common ownership. In accordance with the terms of the agreement, HCR, Inc. is to receive substantially all the Company's income less related expenses such as salesmen's commissions, securities license fees, etc. In return, HCR, Inc. will provide office space for the Company and will be responsible for certain overhead expenses to include accounting support, telephone, travel, and other ordinary and necessary expenses.

    Management fee expense to HCR, Inc. during 2003 and 2002 amounted to $0 for each year.

SUPPLEMENTAL INFORMATION

Reed, Quinn & McClure

CERTIFIED PUBLIC ACCOUNTANTS

6055 Atlantic Boulevard, Suite A1
Norcross, Georgia   30071-1347
(770) 449-9144   Fax (770) 449-9201

Larry N. Reed, CPA
Sheron R. Quinn, CPA
Daniel T. McClure, CPA

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTAL INFORMATION

To the Stockholder of
Capital Investments, Inc.:

Our report on the audits of the basic financial statements of Capital Investments, Inc. for the years ended December 31, 2003 and 2002, appears on page 1. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following schedules are included as supplemental information to the financial statements:

Schedule 1	Computation of Net Capital under Rule 15c3-1
Schedule 2	Other Supplemental Information

These schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reed, Quinn & McClure

Norcross, Georgia
January 27, 2004

CAPITAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
DECEMBER 31, 2003 AND 2002

		2003		2002
Total stockholder's equity	$	20,797	$	18,632
Less unallowable assets (as defined):				
Prepaid insurance		263		263
CRD Deposit		1,209		869
Net capital (as defined)		19,325		17,500
Net capital required (as defined)		5,000		5,000
Excess net capital	$	14,325	$	12,500

Schedule 2

CAPITAL INVESTMENTS, INC.
OTHER SUPPLEMENTAL INFORMATION
DECEMBER 31, 2003 AND 2002

I. There were no liabilities subordinated to claims of general creditors for the years ended December 31, 2003 and 2002.

II. The Corporation qualified for exemption of reserve requirements and information relating to possession and control requirements under paragraph (k)(2)(i) of Rule 15c3-3.

III. Liabilities of the Company are excluded from the computation of aggregate indebtedness under paragraph (c)(1)(viii) of Rule 15c3-1.

IV. The Corporation does not hold securities and therefore procedures for safeguarding securities, as provided for by paragraph (i)(2) of Rule 17a-5, are not applicable.

V. In accordance with paragraph (d)(4) of Rule 17a-5, the following is a reconciliation between the computation of net capital per Schedule 1 of this report and the computation of net capital as reflected in Part II-A of the Focus Report filed by Capital Investments, Inc.

	2002	2002
Net capital per Part II-A of the Focus Report	$ 20,797	$ 18,632
Net capital per Schedule 1	$ 20,797	$ 18,632

Reed, Quinn & McClure

CERTIFIED PUBLIC ACCOUNTANTS

6055 Atlantic Boulevard, Suite A1
Norcross, Georgia   30071-1347
(770) 449-9144   Fax (770) 449-9201

Larry N. Reed, CPA
Sheron R. Quinn, CPA
Daniel T. McClure, CPA

INDEPENDENT AUDITOR'S REPORT ON
MATERIAL INADEQUACIES

To the Stockholder of
Capital Investments, Inc.:

In accordance with the provisions of sections (g)(3) and (j) of SEC Rule 17a-5, no material inadequacies in the accounting system or internal control were noted during our audits.

Reed, Quinn & McClure

Norcross, Georgia
January 27, 2004